      As filed with the Securities and Exchange Commission on May 21, 2001
                                                    Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                    FORM S-8
                             REGISTRATION STATEMENT
          (including a Form S-3 Prospectus for the resale of shares)*
                                     Under
                           The Securities Act of 1933

                               ----------------

                                EMACHINES, INC.
             (Exact name of Registrant as specified in its charter)

                               ----------------

            Delaware                           3571                    94-33311182
  (State or other jurisdiction     (Primary Standard Industrial     (I.R.S. Employer
of incorporation or organization)   Classification Code Number)  Identification Number)

                          14350 Myford Road, Suite 100
                            Irvine, California 92606
                                 (714) 481-2828
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                               ----------------

                 eMachines 1998 Amended and Restated Stock Plan
                  eMachines 2000 Employee Stock Purchase Plan
            Options to Purchase an Aggregate of 7,000,000 Shares of
               Common Stock Granted Pursuant to Individual Stock
                               Option Agreements
                           (Full title of the Plans)

                               ----------------

                                Wayne R. Inouye
                            Chief Executive Officer
                          14350 Myford Road, Suite 100
                            Irvine, California 92606
                                 (714) 481-2828
          (Name, address, and telephone number, including area code, of agent for service)

                               ----------------

                                    Copy to:
                               John A. Fore Esq.
                        Wilson Sonsini Goodrich & Rosati
                            Professional Corporation
                               650 Page Mill Road
                          Palo Alto, California 94304
                                 (650) 493-9300

                        CALCULATION OF REGISTRATION FEE

=====================================================================================
                                              Proposed       Proposed
                               Amount         Maximum        Maximum      Amount of
 Title of Securities to        to be       Offering Price   Aggregate    Registration
     be Registered         Registered(1)     Per Share    Offering Price     Fee
-------------------------------------------------------------------------------------
Common stock, $0.0000125
 par value, issuable
 upon exercise of
 options available for
 future grant under the
 eMachines 1998 Amended
 and Restated Stock
 Plan(2)................  2,000,000 shares    $  0.31       $  620,000     $155.00
-------------------------------------------------------------------------------------
Common stock, $0.0000125
 par value, issuable
 upon exercise of
 options available for
 future grant under the
 eMachines 2000 Employee
 Stock Purchase
 Plan(3)................    300,000 shares    $  0.26       $   79,050     $ 19.77
-------------------------------------------------------------------------------------
Common Stock, $0.0000125
 par value, issuable
 upon exercise of
 outstanding options
 granted under an
 individual option
 agreement in the form
 of Exhibit 99.3........  4,000,000 shares    $0.3125       $1,250,000     $312.50
-------------------------------------------------------------------------------------
Common Stock, $0.0000125
 par value, issuable
 upon exercise of
 outstanding options
 granted under an
 individual option
 agreement in the form
 of Exhibit 99.4........  1,000,000 shares    $0.3125       $  312,500     $ 78.13
-------------------------------------------------------------------------------------
Common Stock, $0.0000125
 par value, issuable
 upon exercise of
 outstanding options
 granted under an
 individual option
 agreement in the form
 of Exhibit 99.5........  2,000,000 shares    $  0.23       $  460,000     $115.00
=====================================================================================
Total...................                                                   $680.40
=====================================================================================

(1) This Registration Statement shall also cover any additional shares of Common Stock which become issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of the outstanding shares of Common Stock.
(2) The Proposed Maximum Offering Price Per Share was estimated in accordance with Rule 457(h) under the Securities Act of 1933, solely for the purpose of calculating the registration fee. The computation is based upon the average of the high and low price of the Registrant's Common Stock as reported on the Nasdaq Stock Market on May 16, 2001.
(3) The Proposed Maximum Offering Price Per Share was estimated in accordance with the Rule 457(h) solely for the purpose of calculating the registration fee. The computation is based upon 85% (see explanation in the following sentence) of the average of the high and low price of the Registrant's Common Stock as reported on the Nasdaq Stock Market on May 16, 2001. Under the Employee Stock Purchase Plan, the purchase price of a share of Common Stock is equal to 85% of the fair market value of the Common Stock on the enrollment date or the exercise date, whichever is lower.

================================================================================

* Pursuant to Rule 429 under the Securities Act of 1933, the prospectus relating to this Registration Statement also relates to the Registrant's Registration Statement on Form S-8 (File No. 333-48920).

PROSPECTUS

                                142,162 Shares

                     [LOGO OF emachines(TM) APPEARS HERE]

                                 Common Stock

  This prospectus relates to 142,162 shares of our common stock that the selling stockholders identified on page 16 may offer at one or more times for their own accounts. We anticipate that the selling stockholders will offer the shares for sale at prevailing prices on the Nasdaq National Market on the date of sale. We will receive no part of the proceeds from sales made hereunder. The selling stockholders will bear all sales commissions and similar expenses. We will bear all of the other expenses of the registration and offering of the shares. None of the shares offered pursuant to this prospectus have been registered prior to the filing of the registration statement of which this prospectus is a part.

  Our common stock is listed on the Nasdaq National Market under the symbol EEEE. The last reported sale price of the common stock on May 18, 2001, was $0.31 per share.

   Investing in our common stock involves risks. See "Risk Factors" on page 3.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

                        Prospectus dated May 21, 2001.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
PROSPECTUS SUMMARY.........................................................   1
RISK FACTORS...............................................................   3
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS..........................  15
USE OF PROCEEDS............................................................  15
SELLING STOCKHOLDERS.......................................................  16
PLAN OF DISTRIBUTION.......................................................  17
INDEMNIFICATION OF DIRECTORS AND OFFICERS..................................  18
EXPERT.....................................................................  18
ADDITIONAL INFORMATION.....................................................  19
INCORPORATION OF INFORMATION BY REFERENCE..................................  19

  You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. The selling stockholders may use this document only where it is legal to sell the shares. The information in this document may be accurate only on the date of this document.

                               PROSPECTUS SUMMARY

  This summary highlights information we present more fully elsewhere in this prospectus and in the documents incorporated by reference into this prospectus. This summary does not contain all of the information that you should consider before buying shares. You should read carefully the entire prospectus and all of the documents incorporated by reference into this prospectus.

                                eMachines, Inc.

  We sell high-quality, low-priced personal computers, or PCs. Since our first PC shipment in November 1998, we have sold over 3.7 million PCs. In January 2000, we acquired FreePC, Inc., a provider of PC-based Internet advertising services and software. Because of the slowdown in the Internet advertising market, we have refocused our efforts away from Internet advertising to selling high-quality, low-priced PCs. In March 2000, we successfully completed the initial public offering of our common stock generating net proceeds to us of approximately $165.0 million. In the third quarter of 2000, we began selling PCs in the United Kingdom through our alliance with Dixons, a prominent European retailer.

  We were incorporated in Delaware in September 1998 by our founding stockholders, Stephen A. Dukker, TriGem Corporation and Korea Data Systems America, Inc. In April 2000, TriGem Corporation, a U.S. subsidiary of TriGem Computer, Inc. merged with TriGem America Corporation, another U.S. subsidiary of TriGem Computer, with TriGem America being the surviving corporation. The discussion in this prospectus of our relationships with TriGem Corporation and TriGem America reflects the merger. TriGem Computer is the Korea-based manufacturer of all of our current PC offerings. Korea Data Systems America is a wholly-owned U.S. subsidiary of Korea Data Systems Co., Ltd., the Korea-based company that historically manufactured our eOne PCs, eSlate notebook PCs and our monitors, as well as a limited number of eTower PCs for TriGem Computer. We currently purchase our monitors from a different manufacturer, although we continue to use Korea Data Systems as an alternative supplier.

  Our PCs have retail prices ranging from $399 to $1,099. We also offer integrated computing and Internet access services through our relationship with America Online and our own Internet access service.

  We outsource the design and manufacturing of our PCs and monitors as well as customer service and technical support, warehouse staffing, inspection, repair and repackaging of returned PCs, and administration of our rebate program to third parties. As a result, we have a relatively small internal organization that consisted of 118 employees at May 1, 2001. Our hardware outsourcing strategy enables us to minimize capital investment and maintain a low product cost structure. During the second quarter of 2000, we began using Alorica, Inc., as our new customer service and technical support provider. We plan to continue to establish supply relationships with other PC and monitor manufacturers to reduce our dependence on our current suppliers.

  We have derived most of our revenues from sales of PCs and monitors to a limited number of large retailers. For the quarter ended March 31, 2001, approximately 70% of our gross revenues were from sales of PCs and monitors to our three largest retail customers, Best Buy, Circuit City and Dixons Stores Group.

  We expect to continue to derive a significant percentage of our gross revenues from sales of PCs and monitors to a limited number of leading retailers. Internet revenues are not expected to account for a significant portion of our gross revenues in the future because we are refocusing away from generating Internet advertising revenues to selling high-quality low-cost PCs.

  Our principal executive offices are located at 14350 Myford Road, Suite 100, Irvine, California 92606 and our telephone number is (714) 481-2828. Our Web site is located at www.e4me.com. Information contained on our Website is not intended to constitute a part of this prospectus.

  Our trademarks include the "e" logo, eMachines, eTower, eView, eBoard, eMonster, eDestrian, eWare, eKeys and the figure logo. This prospectus contains other trademarks and trade names of other companies.

                              Recent Developments

  On March 21, 2001, Nasdaq advised us that it had decided to delist our common stock from The Nasdaq National Market because of our failure to comply with Nasdaq's $1 minimum bid price requirement. We have requested an appeal of the delisting decision before a Nasdaq listing qualifications panel, and we expect that our common stock will continue to be listed on The Nasdaq National Market pending the outcome of the appeal. Our appeal was heard on May 10, 2001, but we have not yet been notified of the outcome of the appeal. If our appeal is denied, we will not be notified until the delisting has become effective.

  In March 2001, we announced a major initiative to streamline our operations, reduce our exposure to the Internet advertising market by eliminating resources dedicated to Internet products, such as eWare, eKeys and pop-up advertising, and focus on more profitable Internet service provider, or ISP, products. We took a restructuring charge of approximately $3.7 million in the first quarter of 2001. Included in the charge was approximately $1.5 million for severance costs associated with staff reductions in our Internet business unit covering approximately 16% of our total workforce. The remaining charges are associated with the closure of our sales and development facilities in San Francisco and Scotts Valley, California and New York City.

  On May 7, 2001, we retained Credit Suisse First Boston Corporation as our financial advisor to assist in evaluating strategic alternatives, including a possible sale of the company.

                                 RISK FACTORS

  You should carefully consider the following risks before making an investment decision. You should also review the other information contained in this prospectus or in documents incorporated by reference into this prospectus, including the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in our most recent quarterly report on Form 10-Q or annual report on Form 10-K.

                   Risks Principally Related to Our Business

  Because we have operated for a limited period of time and our business is still rapidly changing, there is limited information for us to use to manage our operations and for you to evaluate our business.

  We were incorporated in September 1998 and sold our first PC in November 1998. Most of our revenues have been derived from the sale of PCs and monitors. As a result of changing market conditions, we have shifted our focus away from generating revenues from Internet advertising to selling high quality, low-priced PCs. Our limited operating history makes it difficult for us to accurately identify all of the factors that may affect our business and to plan our operations accordingly. Our limited operating history and our evolving business make it difficult to evaluate or predict our future business prospects.

  We have incurred significant losses and expect to incur additional losses.

  We have incurred significant net losses, and at March 31, 2001, we had an accumulated deficit of $264.8 million. We anticipate that decreased consumer demand for PCs and general weakness in retail spending will reduce sales of our PC-products and our revenues in fiscal 2001. Our operating costs have increased significantly as a result of the FreePC acquisition. We have not generated our forecasted revenue from our Internet business, and we have de-emphasized generating revenues from that business.

  Our quarterly operating results are subject to fluctuations and seasonality that make it difficult to predict our future performance.

  We expect our quarterly operating results to fluctuate significantly. Because our PC business generates low operating margins, slight variations in the prices of our PCs, component or manufacturing costs or operating costs could significantly affect our future operating results. Other factors that could affect our quarterly operating results include:

  . changes in consumer acceptance of and demand for PCs;

  . our ability or our suppliers' ability to effectively develop and support new PC models;

  . reductions in the prices of PC products through discounts and rebates, and new product introductions by us or our competitors to stimulate sales;

  . fluctuations in the amount of, and the number of our PC buyers claiming, product rebates;

  . popularity of the PCs and monitors we sell, and changes in our mix of products;

  . changes in the dollar amount of ISP rebates we offer;

  . achieving and maintaining a low-cost business model in our PC business and managing the third-party relationships necessary to do so;

  . the cost of our PC products, including our key suppliers' component costs and ability to obtain sufficient supply;

  . our key suppliers' ability to manufacture and deliver sufficient quantities of our PC products, and to maintain the quality of our PC products;

  . our ability to manage inventory supply, liquidate excess inventory and accurately predict consumer demand for our PC products and Internet services;

  . increased operating expenses resulting from our acquisition of FreePC;

  . our ability to adequately reserve for price protection credits to retailers, product returns or warranty claims; and

  . our ability to effectively enter new markets, including international markets.

  If our operating results in any future quarter do not meet the expectations of securities analysts or investors, the price of our common stock could decline further.

  Seasonal fluctuations may also affect our quarterly operating results. Historically, demand for PCs and PC-related services and consumer retail sales have been significantly stronger in the fourth quarter of each year and weaker in the first and second quarter of each year. We believe that the seasonal impact on our business of these cycles may increase as PCs become more consumer-oriented or entertainment-driven products and e-commerce continues to gain broader acceptance. As a result, we typically expect that net revenues from our PC business may be greater in the fourth quarter and lower in the first and second quarters of each year. These trends did not materialize in 2000 and net revenues are expected to remain lower than anticipated during the first half of 2001.

  Because we depend on one manufacturer for our PCs, if supply is reduced or discontinued, our sales would be reduced.

  TriGem Computer manufactures all of our PCs under a supply agreement. Under the supply agreement, TriGem Computer has agreed to reserve a portion of its manufacturing capacity at its facilities to meet our supply requirements. TriGem Computer provides other vendors with PCs. As a result, we may not benefit from any increased production capacity or our promised capacity. If we are unable to obtain a sufficient supply of PCs to meet the demand for our products, our sales, revenue and market share would decline.

  Some of the terms of our supply agreement with TriGem Computer are subject to periodic adjustment. We are in the process of renegotiating the warranty and return policies of our supply agreement with TriGem and there is no assurance that renegotiation of those terms will be favorable to us or that such renegotiation will not increase our supply costs and harm our financial performance.

  We plan to establish supply relationships with other PC manufacturers. We cannot assure you that we will be able to obtain PCs from other manufacturers on terms acceptable to us.

  Because we depend on a limited number of large retailers for a significant portion of our revenues, the loss of any of these retailers could significantly harm our financial results.

  Since we began selling products, we have derived a significant portion of our gross revenues from sales of our PCs and monitors to a limited number of large retailers. For the quarter ended March 31, 2001, approximately 70% of our gross revenues were from sales of PCs and monitors to Best Buy, Circuit City, and Dixons Stores Group, our three largest retail customers in that quarter. We expect to continue to derive a significant percentage of our gross revenues from sales of PCs and monitors to a limited number of leading retailers. Our retail customers are not contractually committed to future purchases of our products and could discontinue carrying our products at any time. We compete with an increasing number of companies for access to limited shelf space with these retailers. Generally, these retailers limit the number of PC brands they carry and may stop carrying our PCs at any time. Any significant disruption of our relationship with any of our major retailers, any significant reduction in purchases by them or any significant delays in payments by them, could affect our revenues and results of operations.

  If we extend credit to retailers that do not repay us, or that pay late, we may have unexpected losses, which would significantly harm our business.

  We extend credit to our retail customers, which exposes us to credit risk. Most of our outstanding accounts receivable are from a limited number of large retailers. At March 31, 2001, our five highest outstanding accounts receivable balances totaled $45.5 million, representing 78% of our gross accounts receivable, with one customer accounting for $24.9 million, representing 43% of our gross accounts receivable. If we fail to monitor and manage effectively the resulting credit risk and a material portion of our accounts receivable is not paid in a timely manner or becomes uncollectible, our business would be significantly harmed, and we could incur a significant loss associated with any outstanding accounts receivable.

  If we lose key personnel or are unable to attract and retain additional personnel when needed, we may not be able to successfully operate our business.

  Our success depends on the skills, experience and performance of our senior management and key personnel, especially that of our President and Chief Executive Officer, Wayne R. Inouye who we hired on March 5, 2001. We must retain our senior management and key personnel and be able to attract and retain additional key personnel when needed. Competition in the PC market for these types of individuals with business and technical expertise is high. All of our senior management and key personnel are at-will employees and may terminate their employment with us at any time without warning. On March 24, 2001, Stephen A. Dukker resigned as our President, Chief Executive Officer and a member of our board of directors. On April 10, 2001, John Dickinson, Senior Vice President and General Manager of the Internet Business Unit, signed a severance agreement and mutual release whereby he will resign from the Company on July 31, 2001. We do not maintain "key man" life insurance on any of our employees. If we lose key personnel, especially Mr. Inouye, or if we are not able to attract and retain additional personnel when needed, we may be unable to successfully introduce new products and services or otherwise implement our business strategy.

  If we are unable to manage our growth successfully and retain and integrate our new senior management team, our business could be significantly harmed.

  Our total number of employees has grown from 10 at December 31, 1998 to 118 at May 1, 2001. Our growth has placed, and will continue to place, a significant strain on our management systems, infrastructure, resources and planning and management processes.

  As we continue to operate, we will need to assimilate new employees, as well as expand, train and manage our workforce. We hired Brian Firestone as our Executive Vice President, Strategy and Business Development on April 1, 2001 and Adam Andersen as our Chief Operating Officer and Senior Vice President on April 30, 2001. We have entered into employment agreements with Mike Zimmerman, Senior Vice President, Customer Care, who began working for us on May 14, 2001, and Bob Davidson, Senior Vice President, Product Marketing, who began working for us on May 7, 2001. In addition to performing their regular duties, these individuals, as well as all new employees, must spend a significant amount of time learning our management systems and our historical business model. Our senior management team has limited experience in the management and administration of a public company. If our senior management team is unable to effectively manage our operations, integrate new employees into our business and work together as a management team, we may be unable to manage our business causing substantial harm to our business. Because most of our senior management team has recently been hired, we must integrate and retain them or our business could be significantly harmed.

  Because our business depends on outsourcing a substantial portion of our PC operations, if we were unable to do so in the future, we could incur significantly higher costs that would reduce our revenues and negatively impact our operating results.

  Historically, we have had relatively low manufacturing and operating costs because we outsource most of our operating and manufacturing functions, including system assembly, warehouse labor, distribution, research, product design, warranty services, rebate services and customer support. We have had relatively low distribution costs because we distribute our products primarily through a limited number of large retailers. We may not be successful in managing our relationships with any of these third parties, and if existing third-party suppliers cannot provide these services at commercially reasonable prices, or at all, and we are not able to find suitable alternative suppliers, our operating costs will increase significantly. For example, in fiscal 2000, we began using Alorica to provide customer support functions. If Alorica cannot provide the level of service we require, our business may be harmed. Moreover, we may not be able to monitor or control effectively the quality of the PCs and monitors manufactured by our suppliers. Low-quality products, poor customer service, or similar inadequacies may harm our brand name, which would reduce our revenues and negatively impact our operating results.

  Because our suppliers depend on a limited number of key suppliers for microprocessors and other components used in our products, our business is subject to supply shortages and sudden price increases.

  Our suppliers depend on a limited number of key suppliers for microprocessors and other components. If our suppliers cannot obtain sufficient quantities of microprocessors or other components from their suppliers or elsewhere, or if their suppliers stop producing microprocessors or other components that meet our needs, our suppliers could experience increases in component costs or delays in product shipments. Even where multiple vendors are available, our suppliers' strategy has been to concentrate purchases from a single source to obtain favorable pricing. Our profit margins may decline and our business would be significantly harmed if supply shortages led to price increases or production delays for our products.

  We are subject to risks associated with acquisitions, in general, and with our acquisition of FreePC, in particular.

  In January 2000, we acquired FreePC. We have had difficulty integrating the additional personnel, operations, technology and products of FreePC into our business and have lost a significant portion of the original FreePC staff, including all of FreePC's officers. The acquisition has placed additional burdens on our existing financial and managerial controls and reporting systems and procedures. The acquisition of FreePC was intended to allow us to extend our historical business as a high-quality, low-priced PC provider to include integrated computing and Internet advertising offerings. We have not realized the expected benefits from these offerings and from the acquisition of FreePC and have de-emphasized generating revenues from our Internet business. We intend to continue to make investments in complementary companies, products or technologies. If we buy a business, we could have difficulty in integrating that company's personnel and operations. An acquired company's employees, including key personnel, may decide not to work for us. If we make other types of acquisitions, we could have difficulty integrating the acquired technology or products into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. We may increase our debt or dilute our existing stockholders if we issue equity securities to pay for future acquisitions.

  If we do not maintain our reputation and expand our name recognition, we may lose customers.

  Developing and maintaining awareness of our "eMachines" brand name is critical to achieving widespread acceptance of our PC offerings. Promotion and enhancement of our brand will depend largely on whether we cost-effectively provide reliable and desired products and services to consumers and advertisers and the effectiveness of our marketing efforts. Currently, retailers are our first points of contact with consumers. If these retailers reduce or cease advertising our products, we may need to increase our own sales and marketing expenses to create and maintain brand awareness among potential consumers. If consumers do not perceive our products to be of high quality, our brand name and reputation could be significantly harmed. The importance of brand recognition will increase as competition in the PC market increases. If we fail to successfully promote our brand name, we may lose PC sales. We may incur significant expenses promoting and maintaining our brand name.

  We have limited experience marketing and selling our products internationally. We intend to expand our operations internationally, and our operating results will suffer if we do not generate revenue from international operations that exceeds the cost of establishing and maintaining the operations.

  As part of our efforts to expand our operations into international markets, we entered into an alliance with Dixons, a European consumer electronics retailer, during the second quarter of 2000. International sales through our relationship with Dixons began in the third quarter of 2000 and are expected to account for an increasing percentage of our revenues over the foreseeable future. Because our international sales are made through our alliance with Dixons, they depend on Dixons' ability to distribute and market our products and our ability to manage our relationship with Dixons. Because we have granted Dixons exclusive distribution rights in several European countries, our relationship with Dixons may make establishing relationships with other European distributors more difficult. If we become dependent on Dixons for distribution of our products in Europe and, if our relationship with Dixons ends, we may not be able to find distributors to replace Dixons in those markets. Our strategic alliance with Dixons will not be considered a success if it does not generate a significant amount of PC sales in Europe and does not expand our business internationally. Our international expansion also depends, in part, on the acceptance of the Internet abroad.

  We have limited experience in marketing, selling and distributing our PCs internationally. International sales are subject to certain inherent risks, including unexpected changes in regulatory requirements and tariffs, difficulties in managing foreign operations, longer payment cycles, problems in collecting accounts receivable and potentially adverse tax consequences. Because our international sales are expected to be denominated in U.S. dollars, the strengthening of the U.S. dollar relative to the currencies of other countries into which we sell our products and services could make our products and services relatively more expensive, thereby decreasing the price-competitiveness of our products and services. If we are unable to expand our international sales in a timely and cost-effective manner, our revenues could be reduced.

  The international operations of our suppliers of PCs and monitors expose us to currency, trade, regulatory, political and other risks.

  All of our PCs and monitors are manufactured in Korea, China, Taiwan and Malaysia. Our international suppliers' operations, and in turn our operating results, may be affected by:

  . fluctuations in currency values, export duties, import controls and trade barriers;

  . restrictions on the transfer of funds;

  . the ability of our international suppliers to timely deliver products to us and to Dixons, which could be affected by, among other things, adverse weather conditions and shortages of shipping containers;

  . political and economic instability; and

  . compliance with foreign laws.

  If we are unable to sell America Online's Internet access services to our PC buyers, our revenues would be reduced and our operating results would be negatively affected.

  Our future success depends, in part, on our ability to sell Internet access services to our PC buyers. The PC industry and the Internet industry are currently evolving and converging. We believe that this convergence will result in the PC becoming the Internet appliance that attracts consumers to enter into multi-year Internet access service contracts. Because we receive bounty payments and other revenues from America Online depending on the service our PC buyers choose, our business would be harmed if the reputation of America Online or the popularity of America Online's AOL Classic or CompuServe 2000 suffer and a significant number of buyers do not also purchase Internet access service from America Online. AOL plans to discontinue the $400 CompuServe rebate that we offer with our PCs by the end of June 2001. Termination of this or other similar rebates that we offer may make consumers less inclined to purchase our PCs, and our revenues may decrease. If Internet access services fees decline significantly or become free, an ISP rebate program would be unattractive to consumers and our revenues would be reduced and our operating results would be negatively affected.

  We rely on the availability of rebates offered by Internet service providers to sell our PCs, and if such rebates are discontinued, our sales could decrease.

  To help sell PCs, we rely on the availability of rebates offered by Internet service providers to purchasers of new computers who subscribe for their Internet access services. These rebates reduce the effective price of our

PC models, making them more affordable for consumers. If these rebates were discontinued, the effective prices of our PCs would increase, which likely would reduce sales of our PCs. We expect the $400 CompuServe rebate to end in June 2001. A significant decrease in sales of PCs would harm our business.

  If we are unable to monitor and manage our product rebate programs, our costs could increase.

  We currently offer product rebates to buyers of our PCs. We use our historical data to assist us in determining the percentage of consumers who will claim these product rebates. At the same time, we must estimate future product rebate redemptions to price our products effectively. If an unexpectedly large number of our PC buyers redeemed the product rebates to which they were entitled, the effective average selling price of our products would be reduced below the level we anticipated and our costs would increase. We rely on a third party over which we have limited control to manage our rebate programs. If rebate claims are not properly handled or if rebates are not paid promptly, our reputation may be harmed and sales of our PCs may decline.

  Because we have relied on retailers to sell substantially all of our products, our efforts to develop other methods for selling our products may not be successful.

  We intend to sell our products directly to consumers through the use of infomercials and our website. We do not have experience developing and implementing direct marketing programs. The success of our direct marketing efforts will depend on our ability to establish relationships with third parties who can effectively market our products and fill customer orders for us. Because we must rely on third parties, over which we have limited control, to handle our direct marketing programs, these programs will not be successful if we cannot effectively monitor these third-party services. If we are unable to generate revenue from our direct marketing operations that exceeds the cost of establishing and maintaining these operations, our operating results will suffer.

  We are involved in litigation that may be costly and time-consuming.

  In July 1999, Compaq Computer Corporation filed a complaint against us, TriGem Computer, TriGem America and Korea Data Systems as defendants in the U.S. District Court for the Southern District of Texas based on the defendants' alleged infringement of 13 patents held by Compaq related to improved system processing speed, enhanced video graphics, peripheral compatibility and overall system architecture. The complaint seeks an accounting, treble damages, a preliminary and permanent injunction from further alleged infringement, attorneys' fees and other unspecified damages. We filed a response in September 1999, seeking declaratory judgment of noninfringement and invalidity of Compaq's patents and asserting counterclaims against Compaq that included false and misleading advertising under the Lanham Act, business disparagement and unfair competition under Texas common law. Discovery in this case has been completed. We are currently unable to estimate total expenses, possible loss or range of loss that may be ultimately connected with these allegations. We are indemnified against liability under the terms of our PC supply agreement. We cannot assure you that Compaq will not succeed in obtaining monetary damages or an injunction against the production of our PC products. Our defense of the claims could result in significant expenses and diversion of management's attention and other resources. Although we believe our direct financial exposure is limited under our indemnification arrangements, the results of complex litigation of this sort are inherently uncertain and difficult to predict, and we cannot guarantee that the results of this litigation will not significantly harm our business, particularly if the results affect production of our PCs.

  Packard Bell filed a complaint on October 6, 1999 in the U.S. District Court for the Eastern District of California, alleging patent infringement of Packard Bell patents that it asserts relate to the graphics controller, parallel port controller, and bus interface of our eTower machine. We filed a response in January 2000 disputing infringement and asserting that the patents at issue are invalid. In August 2000, NEC Corp. substituted in as plaintiff in the case. After substitutions the Court granted NEC's motion to amend the complaint in September 2000 to add an additional claim of patent infringement against the now-discontinued eSlate related to a sleep mode feature for laptop computers. We are in the early stages of discovery. As a result, we are currently unable to estimate total expenses, possible loss or range of loss that may be ultimately connected with these allegations. We are indemnified against liability under the terms of our PC supply agreement. We cannot assure you that NEC will not succeed in obtaining monetary damages or an injunction against the production of our PC products. Our defense of the claims could result in significant expenses and diversion of management's attention and other resources. Although we believe our direct financial exposure is limited under our indemnification arrangements, the results of complex litigation of this sort are inherently uncertain and difficult to predict, and we cannot guarantee that the results of this litigation will not significantly harm our business, particularly if the results affect production of our PCs.

  In October 1999, David Packard, on behalf of a putative nationwide class, filed a complaint against us as a defendant in the U.S. District Court for the Eastern District of Texas based on our alleged sale of defective goods. Essentially identical complaints were filed contemporaneously against Compaq, Hewlett-Packard and Packard Bell. The complaints claim that a chip in the defendants' respective PC products contains a defect that may cause an error to occur when information is written to a floppy disk. The complaint seeks unspecified monetary damages, injunctive relief and declaratory relief. The lawsuit against us is in the early stages and we have not yet filed a response. Although we believe that we have meritorious defenses and intend to vigorously defend ourselves in this action, this type of litigation is inherently complex and unpredictable. We cannot assure you that the suit will not succeed in obtaining unspecified monetary damages, injunctive or declaratory relief against the production of our PC products. Our defense of the claims could result in significant expenses and diversion of management's attention and other resources. We cannot guarantee that the results of this litigation will not significantly harm our business.

  In September 2000, Monster Cable Products, Inc., filed a complaint against us in the U.S. District Court for the Northern District of California. The complaint alleges trademark infringement and dilution and unfair competition arising out of our use of the mark "EMONSTER". Monster Cable Products is seeking injunctive relief and monetary damages in excess of $30 million. We have reached a settlement in principle with Monster Cable Products, and are in the process of negotiating the terms of a definitive written settlement agreement. During the period of negotiation, court deadlines have been put on hold. Although we have reached a settlement in principle, there can be no assurances that we will enter into a definitive written settlement agreement. Because this lawsuit is in its early stages, we cannot predict the likelihood of a favorable or unfavorable outcome if the settlement negotiations are unsuccessful.

  Various other lawsuits, claims and proceedings have been or may be asserted against us, including, without limitation, those related to product liability, intellectual property, Internet content, privacy, safety and health and employment matters. Litigation is expensive and time consuming regardless of the merits of the claim and could divert management's attention from our business. We cannot predict the outcome of any litigation. Some lawsuits, claims or proceedings may be disposed of unfavorably to us, and we may incur significant costs defending ourselves.

  Discontinuation of our Internet products may increase our customer service costs.

  In March 2001, we announced a major initiative for streamlining our operations in order to focus on our primary business of selling high-quality, low-priced PCs. As part of this restructuring plan, we will reduce our exposure to the declining Internet advertising market by eliminating resources dedicated to our Internet products, such as eWare, eKeys and pop-up advertising, and focusing on more profitable ISP products. We cannot predict with certainty what effect discontinuation of these Internet products will have on us, and we may experience increased customer service costs if unexpected technical or other problems arise.

  Our servers are located at a single site and, if a natural disaster occurs, our client software would not operate.

  We depend on the efficient and uninterrupted operations of our Web servers and other hardware systems. Our Web servers and other hardware systems are located in Sunnyvale, California. Our Web servers and other hardware systems are vulnerable to damage from earthquakes, fire, floods, power loss, telecommunications failures and similar events. If any of these events damage our Web servers or other hardware systems, we may be unable to deliver Internet advertising and other related Internet services for our customers until the damage is repaired. If this occurs, we may lose customers, users of our client software and revenue, and may incur substantial costs in repairing any damage.

                   Risks Principally Related to Our Industry

  Because average selling prices of PCs decline rapidly, if we fail to properly manage our inventory, we may be unable to meet consumer demand or we could have excess inventories.

  The average selling prices of PCs are subject to rapid declines. To address the problems created by excess inventory in the face of rapid price decreases, PC vendors must carefully manage their inventory. Additionally, due to our narrow margins, we must manage our inventory more efficiently than traditional PC vendors. From time to time in the past, our inventory has been limited by the capacity of our manufacturers and may be limited in the future. Because our business depends on our ability to quickly sell our PC products through the retail channel, we must carefully monitor the demand for, and supply of, our products in an effort to match supply to consumer demand. If we overestimate the supply needed to meet consumer demand, we could have excess inventory and may need to liquidate such inventory, which could harm our operating results. Because of adverse market conditions, we determined that the cost of certain of our inventory was in excess of market value and wrote down this inventory by $8.9 million in the quarter ended March 31, 2001. If we underestimate needed supply or otherwise maintain too little inventory, we may be unable to react quickly to sudden increases in market demand for a given product.

  Retailers generally have the right to return a portion of excess inventory purchased in the prior quarter within a limited period of time. Increased inventory levels in our distribution channels, whether due to a decrease in consumer demand for our products, lower-than-anticipated demand for PCs in general, problems in managing product transitions or component pricing movements could significantly harm our profitability. Production delays at the beginning of a new PC product cycle could affect our sales of newer products and how we manage the sale of older PC product inventory held by retailers. If we are unable to sell our aging products at anticipated prices, our margins would be reduced.

  If demand for PCs does not continue to grow, we could have excess inventory that could result in write-offs.

  The success of our business depends on continued strong demand for PCs. Although we focus our efforts on selling high-quality, low-priced PC products, we expect consumer demand for more powerful PCs to increase with advances in technology and declines in prices. To meet these demands, we must successfully gauge the level and timing of consumer demand for PCs and plan our inventory accordingly. The PC market is characterized by rapid new product and technology introductions and generally declining prices for existing products. Demand for PCs might be significantly reduced if consumers perceive little technological advantage in new products or believe that the price of a new product is not worth the perceived technical advantage. Further, if consumers view anticipated changes as significant, such as the introduction of a new operating system or microprocessor architecture, overall market demand for PCs may decline because potential consumers may postpone their purchases until release of the new product or in anticipation of lower prices on existing products following the introduction of new models. Reduced demand could result in excessive inventories that could lead to write-offs of some or all of the excess inventories and could take several quarters to correct.

  Our success depends on our ability to compete successfully in the PC industry.

  The PC industry is highly competitive and we expect this competition to increase significantly, particularly in the low-priced PC market. We have been able to gain market share by selling high-quality PCs at prices significantly lower than those offered by established PC vendors. We expect pricing pressures in the PC market to continue, particularly as more vendors combine Internet access with the purchase of a PC. In addition, in a generally weak economic environment in which the PC market is adversely affected, the price of PCs is more competitive. We expect this to be the case through at least the first half of 2001. PC vendors may continue to reduce their prices to compete with us at our low price points. Large PC vendors such as Compaq, Gateway, Hewlett-Packard and IBM have significantly greater financial, marketing and technical resources than we do and may decide to accept lower margins or losses on a sustained basis on their low-priced PC sales to regain market share. The introduction of low-priced PCs combined with the brand strength, extensive distribution channels and financial resources of the larger PC vendors may cause us to lose market share.

  There are relatively few barriers preventing competitors from entering our market. As a result, new market entrants pose a threat to our business. We do not own any patented technology that precludes or inhibits competitors from entering the low-priced PC market. Existing or future competitors may develop or offer products or services that are comparable or superior to ours at a lower price, which could erode our competitive position. Most major PC vendors have begun to offer Internet access services. Some PC vendors are trying to increase their sales of higher-priced PCs by offering additional services, such as free Internet access for a limited period of time. In addition, other PC vendors have adopted programs similar to ours that rebate a portion of the purchase price of PCs in exchange for entering into multi-year Internet access service contracts. Our PC and monitor suppliers have only limited obligations to meet our demand for products and can divert some or all of their output to others, including our competitors, or sell directly to the retail channel. If any of these events occurred, our market share could be reduced unless we were able to successfully compete with these parties and obtain high quality PCs and monitors from other low-cost manufacturers.

  If we do not regularly introduce new products and services to keep pace with rapid technological change in the PC industry, we may not be competitive and could experience a decline in sales and loss of market share.

  The PC market is characterized by rapid ongoing technological change, changes in user requirements and preferences, frequent new service introductions embodying new processes and technologies and evolving industry standards and practices that could render our existing products and services obsolete. We must regularly introduce new products, including new PC configurations to maintain retailer, consumer and advertiser interest in our products and services. Any new PCs or other products that we introduce may not be successful. The successful introduction of new products or services by our competitors or us may significantly harm the sale of, or gross margins on, our existing products or services. We may not be able to quickly adapt to future changes in the PC industry because we do not maintain a PC research and development group. If we do not have access to new technology, we may be unable to deliver new products or features in a timely and cost-effective manner.

  The future of our PC business depends on PCs remaining the predominant Internet access device.

  The future of our PC business depends on PCs remaining the predominant Internet access device. Internet services are currently accessed primarily by PCs. However, television set-top boxes, hand-held products and other non-PC devices may increasingly be used to access the Internet. Television set-top boxes equipped with modems and cable modems allow users to transmit data at substantially faster speeds than the analog modems currently incorporated in our PCs. If consumers prefer this or any other alternative devices to PCs to access the Internet, sales of our PCs may slow.

  Because we have limited experience selling products other than PCs and monitors, our efforts to broaden our product line may not be successful.

  To increase our revenues, we may expand our PC product line or produce other non-PC products, such as Internet access devices. We do not have significant experience developing or selling products other than PCs and monitors. The success of our efforts to broaden our product line will depend on our ability to establish relationships with third parties who can effectively develop, manufacture and market these products and fill customer orders for us. In the fourth quarter of 2000, we began selling an Internet access device through our alliance with Microsoft. This product was not successful, and we have written down our remaining inventory of this product. If we are unable to generate revenue from the sale of new products that exceed the cost of developing and marketing these products, our operating results will suffer.

  Products that contain, or are rumored to contain, defects could result in significant costs to us, decreased sales of our products, damage to our brand and lawsuits.

  The design and production of PC components is highly complex. Because we do not design or produce our own PC products, we must rely on suppliers and component manufacturers to provide us with high-quality products. If any of our PC products contain defective components, we could experience delays in shipping these products and increased costs. The design of software is highly complex, and software often contains defects that may be undiscovered for long periods of time. If we or our software suppliers who have bundled their software on our computers are not successful in designing this software, or if defects in our software, PC products or our software suppliers' software are discovered after we have shipped the affected software or PC products in volume, we could be harmed in the following ways:

  . upgrades, replacements or recalls could impose substantial costs on us;

  . rumors, false or otherwise, could be circulated by the press and other media, which could reduce sales of our products and significantly damage our brand; and

  . our PC buyers could sue us for damages caused by defective products.

  For example, in October 1999, David Packard, on behalf of a putative nationwide class, filed complaints against Hewlett-Packard, Compaq and us in the U.S. District Court for the Eastern District of Texas based on the alleged sale of defective goods. The complaint alleges that a chip in the respective defendants' PC products contains a defect that causes an error to occur when information is written to a floppy disk. For a discussion of these complaints and the risks associated with the lawsuit against us, see the risk factor "We are involved in litigation that may be costly and time-consuming" above.

  Our future growth depends on the continued use of the Internet.

  We believe a significant number of our PC buyers are purchasing our products and services to access the Internet. As a result, our success substantially depends upon continued growth in Internet use. The use and acceptance of the Internet as a medium for commerce and communications may not increase because of:

  . actual or perceived lack of security of information, such as credit card numbers, which are transmitted over the Internet;

  . high cost or lack of availability of access;

  . congestion or traffic or other usage delays on the Internet;

  . inconsistent quality of service;

  . possible outages due to damage to the Internet;

  . uncertainty regarding intellectual property ownership;

  . government regulation of the Internet; and

  . delays, transmission errors and other difficulties caused by capacity constraints.

  If the necessary infrastructure, products, services or facilities are not developed to mitigate the effects of these factors, our products and services would be less attractive and our growth would be impaired.

  We may not compete effectively if we are unable to protect our intellectual property.

  Monitoring and preventing the unauthorized copying of aspects of our products and use of our intellectual property is difficult. The trademark, trade secret, patent and copyright law and contractual restrictions on which we rely to protect our intellectual property may be of limited value. Litigation may be necessary to enforce our intellectual property rights, to protect our trade secrets and to determine the validity and scope of the proprietary rights of others. Any litigation could result in substantial costs and diversion of our resources and could seriously harm our business and operating results. Our inability to protect our intellectual property may harm our business and financial prospects.

  Because we depend on licenses of intellectual property from third parties to produce our PC products, the loss of any of these licenses would significantly harm our financial results.

  We are required to obtain licenses from software providers to market and sell our products and services. We pre-install Microsoft Windows on our PCs. If we are unable to maintain our license with Microsoft, or obtain the necessary licenses in the future, we may be forced to market products without Microsoft Windows. We also may have to discontinue sales of our products that incorporate allegedly protected technology for which we have no license or defend legal actions taken against us relating to our use of the allegedly protected technology. Our inability to obtain licenses on competitive terms necessary to sell our PCs at a profit would significantly harm our financial results.

  We could be exposed to liability or increased costs if new case law is decided, or new government regulation is enacted, regarding the Internet.

  The law relating to our Internet business and operations is evolving, and no clear legal precedents have been established. The adoption of any new Internet laws and regulations or the application of existing laws and regulations to the Internet and e-commerce could decrease the demand for our products and services or increase our cost of doing business. If we were alleged to have violated federal, state or foreign civil or criminal law, even if we could successfully defend such claims, such allegations could occupy significant amounts of management's time, harm our business reputation and negatively affect our operating results and financial condition.

                       Risks Related to Our Common Stock

  Our principal stockholders can exercise a controlling influence over our business and affairs.

  Our four principal stockholders, TriGem America Corporation, Korea Data Systems America, Bill Gross and his affiliated entities and America Online beneficially owned approximately 55% of our common stock at May 1, 2001. If these stockholders acted or voted together, they would have the power to elect our directors and to exercise a controlling influence over our business and affairs. In addition, this concentration of ownership could prevent a change in control that might otherwise be beneficial to our stockholders.

  We may have potential conflicts of interest with our principal stockholders that could be resolved in a manner that is inconsistent with other stockholders' interests.

  Conflicts of interest may arise between us and our principal stockholders in a number of areas relating to our present and ongoing relationships, which could be resolved in a manner that is inconsistent with our other stockholders' interests. Conflicts of interests that may arise include:

  . the ongoing supply relationship between us and TriGem Computer and any future supply relationship between us and our principal corporate stockholders that may result in terms that are not as favorable to us as arrangements we could negotiate at arm's length between unrelated parties;

  . potential competitive business activities, such as sales of monitors by Korea Data Systems (USA), Inc.;

  . potential acquisitions or financing transactions;

  .sales or other dispositions by these principal stockholders of shares of our common stock; and

  . tax and intellectual property matters.

  Substantial future sales of our common stock in the public market may depress our stock price.

  Our current stockholders hold a substantial number of shares of our common stock that they can sell in the public market. Sales of a substantial number of shares of our common stock in the future could cause our stock price to fall. The sale of these shares could impair our ability to raise capital through the sale of additional stock.

  Our charter documents and Delaware law could make it more difficult for a third party to acquire us and discourage a takeover.

  Our certificate of incorporation and bylaws are designed to make it difficult for a third party to acquire control of us, even if a change in control would be beneficial to stockholders. As a Delaware corporation, we are also subject to the Delaware anti-takeover statute contained in Section 203 of the Delaware General Corporation Law. These provisions could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

  Our stock price may be volatile.

  The market price for our common stock has been and may continue to be highly volatile and subject to wide fluctuations in response to factors including those set forth under "Risk Factors" in this prospectus. The stock markets in general, and The Nasdaq National Stock Market and technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may seriously impact the market price of our common stock, regardless of our actual operating performance.

  If we are delisted from The Nasdaq National Market, the liquidity of our trading market may be harmed.

  On March 21, 2001, Nasdaq advised us that it had decided to delist our common stock from The Nasdaq National Market because of our failure to comply with Nasdaq's $1 minimum bid price requirement. We requested an appeal of the delisting decision before a Nasdaq listing qualifications panel, and we expect that our common stock will continue to be listed on The Nasdaq National Market pending the outcome of the appeal. Our appeal was heard on May 10, 2001, but we have not yet heard the outcome of the appeal.

  There can be no assurance that our appeal will be successful or that we will satisfy the requirements for continued listing on The Nasdaq National Market. If our appeal is unsuccessful, our common stock will be delisted. We will not be notified of the delisting until it becomes effective. If our common stock is delisted, we may be unable to have our common stock listed or quoted on any other organized market. Even if our common stock is quoted or listed on another organized market, an active trading market may not develop.

  Delisting may reduce the market price of and the liquidity of the market for our common stock, and may subject our common stock to the "penny stock rules" contained in Section 15(g) of the Securities Exchange Act of 1934.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  Statements in this prospectus that relate to future results and events are based on our current expectations, estimates and projections about our industry and business. Words such as "anticipate," "expect," "intend," "plan," "believe," "may," "will" or similar expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Such statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. The section entitled "Risk Factors" in this prospectus discusses factors that may affect our business, results of operations and financial condition. You should carefully consider those risks, in addition to the other information in this prospectus and in our other filings with the SEC, before deciding to invest in our company or to maintain or increase your investment. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

                                USE OF PROCEEDS

  We will not receive any proceeds from the sale of the shares by the selling stockholders.

                             SELLING STOCKHOLDERS

  All of the shares of common stock owned by the selling stockholders that are being offered for resale were issued pursuant to our 1998 Amended and Restated Stock Plan and the free PC 1999 Stock Plan and the Guide.com 1998 Stock Option Plan. Beneficial ownership calculations are determined in accordance with the rules of the Securities and Exchange Commission and are based on 145,481,826 shares outstanding at May 17, 2001. The following table lists the names of the selling stockholders and the number of shares of common stock to be sold by them pursuant to this prospectus.

                            Beneficial Ownership                    Beneficial Ownership
                              of Common Stock      Number of Shares   of Common Stock
                             Prior to Offering     of Common Stock     After Offering
                            ---------------------- ---------------- ----------------------
Selling Stockholders         Number      Percent       Offered       Number      Percent
--------------------         ------      -------       -------       ------      -------
Audrey U. Finci(1)........       67,025      *           5,148           61,877      *
Jim Mertz(2)..............       80,000      *          80,000                0      *
David D. Conner(3)........       14,301      *          14,301                0      *
Moise Garrett(4)..........       11,001      *          11,001                0      *
Ryan S. Brewer(5).........        8,800      *           8,800                0      *
Thomas R. Tileston(6).....        4,840      *           4,840                0      *
Tzung Yin Liu(7)..........        4,400      *           4,400                0      *
Larry Kleinberg(8)........        3,002      *           3,002                0      *
Anthony H. Payne, Jr.(9)..        2,970      *           2,970                0      *
James C. Christensen(10)..        2,750      *           2,750                0      *
Lynn B. Berryessa(11).....        2,200      *           2,200                0      *
Richard Kennedy(12).......        1,000      *           1,000                0      *
Jeffrey Wayne Su(13)......          880      *             880                0      *
Frank Lin(14).............          440      *             440                0      *
Rini Viajayan(15).........          160      *             160                0      *
Traci Mostow(16)..........          160      *             160                0      *
Albert Richardson(17).....          110      *             110                0      *

--------
*    Less than 1%.
(1) Mrs. Finci was our executive vice president of operations from October 1999 until May 2000.
(2) Mr. Mertz was our vice president of operations from September 1998 until August 2000.
(3)  Mr. Conner was one of our MIS engineers from April 1999 until May 2000.
(4)  Mr. Garrett was our finance manager from April 1999 until July 2000.
(5)  Mr. Brewer was one of our account executives from March 1999 until April
     2000.
(6) Mr. Tileston was our director of data insight from September 1999 until April 2000.
(7) Mr. Liu was one of our senior software engineers from September 1999 until March 2000.
(8)  Mr. Kleinberg was our director of finance from October 1999 until May
     2000.
(9)  Mr. Payne was one of our software engineers from August 1999 until March
     2000.
(10) Mr. Christensen was our account executive from September 1999 until June 2000.
(11) Ms. Berryessa was our payroll manager from June 1999 until April 2000.
(12) Mr. Kennedy was our director of human resources from April 1999 until May 2000.
(13) Mr. Su was one of our programmers from August 1999 until March 2000.
(14) Mr. Lin is an image technician with us.
(15) Ms. Viajayan was our charge-back coordinator from April 1999 until July
     2000.
(16) Ms. Mostow was one of our junior accountants from February 1999 until August 2000.
(17) Mr. Richardson was our customer service lead from August 1999 until January 2000.

                             PLAN OF DISTRIBUTION

  We are registering on behalf of the selling stockholders the shares that they are offering to sell in this prospectus. We will pay all costs, expenses and fees to register the shares covered by this prospectus. The selling stockholders will pay any commissions and similar selling expenses of brokers or dealers attributable to the sale of the shares.

  The selling stockholders may sell or distribute some or all of the shares in one or more transactions, which may involve block transactions, on the Nasdaq National Market, in privately negotiated transactions, in the over-the-counter market or in a combination of these transactions. These transactions may be effected by the selling stockholders at market prices prevailing at the time of sale, at negotiated prices, or at fixed prices, which may be changed. These transactions may or may not involve brokers or dealers.

  The selling stockholders may sell the shares directly to purchasers or to or through brokers or dealers, which may act as principals or agents. These brokers and dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders, and, if they act as agent for the purchaser of the shares, from such purchaser. This compensation may be in excess of that customary for the type of transaction involved.

  The selling stockholders and any brokers or dealers that participate in the distribution of the shares may be considered underwriters within the meaning of the Securities Act of 1933. Any commissions received by brokers or dealers and any profit on the resale of the shares sold by them while acting as principals may be considered to be underwriting discounts and commissions under the Securities Act of 1933. We know of no existing arrangements between any selling stockholder and any other selling stockholder or broker, dealer or other agent for the sale or distribution of the shares. Each selling stockholder may indemnify any broker, dealer or agent and its controlling persons against liabilities arising from the sale of the shares, including those liabilities arising under the Securities Act of 1933.

  We have advised the selling stockholders that the anti-manipulative provisions of Regulation M of the Securities Exchange Act of 1934 may apply to any person engaged in the distribution of the shares. We have also informed the selling stockholders of the possible need to deliver copies of this prospectus to prospective purchasers of the shares.

  Any securities covered by this prospectus that qualify for sale under Rule 144 of the Securities Act of 1933 may be sold in compliance with Rule 144 rather than under this prospectus. Under Rule 144, a person generally may sell, within any three-month period, restricted shares in an amount that does not exceed the greater of:

  . 1% of our then outstanding shares of common stock; or

  . the average weekly trading volume in our common stock during the four calendar weeks preceding the sale,

  if at least one year has elapsed since the shares were acquired from us or our affiliates. Rule 144 also restricts the manner in which the shares may be sold, may require the filing of a notice of the proposed sale of shares and requires the availability of current public information regarding us. However, a person who is not an affiliate of us at any time within the three months prior to a sale may sell restricted shares without regard to the volume limitations or these other restrictions if at least two years have elapsed since the shares were acquired from us or our affiliates.

  If a selling stockholder notifies us that the selling stockholder has engaged a broker or dealer to sell the shares through a block trade, special offering, exchange distribution or secondary distribution or to buy the shares, we will supplement this prospectus as required by the Securities Act of 1933. The supplement will disclose:

  . the name of the selling stockholder and the participating broker or dealer;

  . the number of shares involved;

  . the price at which the shares were sold;

  . the commissions paid or the discounts or concessions allowed any broker or dealer;

  . that the broker or dealer did not conduct an investigation to verify the information included or incorporated by reference in this prospectus; and

  . other facts material to the transaction.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law permits a corporation to indemnify officers, directors and third parties acting on the corporation's behalf if the person acted in good faith and in a manner reasonably believed to be in and not opposed to the corporation's best interest, and, with respect to any criminal action or proceeding, the indemnified party had no reasonable cause to believe that the party's conduct was unlawful. Section 145 also permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

  Article XI of our amended and restated certificate of incorporation provides for the indemnification of directors against liability for monetary damages for breach of fiduciary duty to the fullest extent permitted under Delaware law.

  Article VI of our amended and restated bylaws provides for the indemnification of officers and directors against liability incurred while acting on our behalf.

  We also have entered into indemnification agreements with our directors and officers and intend to enter into indemnification agreements with any new directors and officers in the future.

  We also maintain liability insurance for the benefit of our directors and officers.

  Insofar as indemnification by us for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the provisions referenced in this prospectus or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, or SEC, such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                    EXPERT

  The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Annual Report on Form 10-K of eMachines, Inc. have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, and we file reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, such as eMachines, that file electronically with the SEC.

  This prospectus contains information concerning us and the sale of our common stock by the selling stockholder, but does not contain all the information set forth in the registration statement that we filed with the SEC under the Securities Act. Statements made in this prospectus as to the contents of any referenced contract, agreement or other document are not necessarily complete, and such statements are qualified by reference to the applicable contract, agreement or other document. The registration statement, including various exhibits, may be obtained upon payment of the fee charged by the SEC, or may be examined without charge at the SEC's office in Washington, D.C.

                   INCORPORATION OF INFORMATION BY REFERENCE

  We hereby incorporate by reference into this prospectus the following documents and information that we previously filed with the SEC.

  (1) Our annual report on Form 10-K for the year ended December 30, 2000, filed under Section 13 of the Securities Exchange Act of 1934.

  (2) Our quarterly report on Form 10-Q for the quarter ended March 31, 2001, filed under Section 13 of the Securities Exchange Act of 1934.

  (3) Our current reports on Form 8-K filed on March 8, 2001, March 27, 2001, April 27, 2001, and May 8, 2001, under Section 13 of the Securities Exchange Act of 1934.

  (4) Our proxy statement for our 2001 annual meeting of stockholders filed on April 27, 2001, and amended on May 4, 2001, under Section 14 of the Securities Exchange Act of 1934.

  (5) The description of our common stock contained in the registration statement on Form 8-A (file no. 000-29715) filed on February 25, 2000, as amended on March 15, 2000, under Section 12(g) of the Securities Exchange Act of 1934, including any amendments or reports filed for the purpose of updating such description.

  All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities registered have been sold or which deregisters all securities then remaining unsold, shall be incorporated by reference into this prospectus from the date of filing of the documents.

  Any statement contained in a document incorporated by reference into this prospectus shall be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, in a prospectus supplement or in any other document subsequently filed with the SEC that also is incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus.

  We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any document incorporated by reference in this prospectus. Requests for such copies should be directed to Investor Relations, 14350 Myford Rd., Suite 100, Irvine, California 92606. Our telephone number at that location is
(714) 481-2828.

                                    PART II

              INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Certain Documents by Reference

  The following documents filed with the Securities and Exchange Commission, or SEC, are hereby incorporated by reference into this registration statement:

    (1) Our annual report on Form 10-K for the year ended December 30, 2000, filed under Section 13 of the Securities Exchange Act of 1934;

    (2) Our quarterly report on Form 10-Q for the quarter ended March 31, 2001, filed under Section 13 of the Securities Exchange Act of 1934;

    (3) Our current reports on Form 8-K filed on March 8, 2001, March 27, 2001, April 27, 2001, and May 8, 2001, under Section 13 of the Securities Exchange Act of 1934;

    (4) Our proxy statement for our 2001 annual meeting of stockholders filed on April 27, 2001, and amended on May 4, 2001, under Section 14 of the Securities Exchange Act of 1934; and

    (5) The description of the registrant's common stock contained in the registration statement on Form 8-A (File No. 000-29715) filed on February 25, 2000, as amended on March 15, 2000, under Section 12(g) of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

  All documents filed by the registrant pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof, and prior to the filing of a post-effective amendment which indicates that the securities offered hereby have been sold or which deregisters the securities covered hereby then remaining unsold, shall also be deemed to be incorporated by reference into this registration statement and to be a part hereof commencing on the respective dates on which such documents are filed.

Item 4. Description of Securities

  Not applicable.

Item 5. Interests of Named Experts and Counsel

  As of the date of this registration statement, members of Wilson Sonsini Goodrich & Rosati, P.C. and an investment partnership composed of current and former members and affiliates of Wilson Sonsini Goodrich & Rosati, P.C. beneficially owned an aggregate of 33,000 shares of common stock.

Item 6. Indemnification of Directors and Officers

  Section 145 of the Delaware General Corporation Law permits a corporation to indemnify officers, directors and third parties acting on behalf of the Registrant if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reasonable cause to believe his or her conduct was unlawful. Section 145 also permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

  Article XI of the registrant's amended and restated certificate of incorporation provides for the indemnification of directors against liability for monetary damages for breach of fiduciary duty to the fullest extent permitted under Delaware law.

  Article VI of the registrant's amended and restated bylaws provides for the indemnification of officers and directors against liability for monetary damages for breach of fiduciary duty while acting on behalf of the Registrant.

  The registrant has entered into indemnification agreements with certain of its officers and directors and intends to enter into indemnification agreements with its other directors and officers in the future.
The registrant also maintains liability insurance for the benefit of its directors and officers.

Item 7. Exemption from Registration Claimed

  The issuance of the shares being offered by the Form S-3 resale prospectus were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Rule 701 under the Securities Act.

Item 8. Exhibits

 Exhibit
 Number                          Description of Document
 -------                         -----------------------
  5.1    Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation,
         with respect to the legality of the original issuance securities being registered

 23.1    Consent of Deloitte & Touche LLP (Independent Auditors)

 23.2    Consent of Counsel (contained in Exhibit 5.1)

 24.1    Power of Attorney (see signature page)

 99.1    1998 Amended and Restated Stock Plan and form of agreements thereunder
         (incorporated by reference to Exhibit 10.7 to the registrant's registration statement on Form S-1 (file no. 333-86219) effective
         March 23, 2000 (the "S-1 Registration Statement"))

 99.2    2000 Employee Stock Purchase Plan (incorporated by reference to
         Exhibit 10.25 to the S-1 Registration Statement)

 99.3    Option to purchase 4,000,000 shares of Common Stock dated March 14,
         2001 to Wayne R. Inouye (incorporated by reference to Exhibit 99.4 to the registrant's current report on Form 8-K filed April 27, 2001 (the
         "April 8-K"))

 99.4    Option to purchase 1,000,000 shares of Common Stock dated March 14,
         2001 to Wayne R. Inouye (incorporated by reference to Exhibit 99.5 to the April 8-K)

 99.5    Option to purchase 2,000,000 shares of Common Stock dated April 17,
         2001 to Brian Firestone (incorporated by reference to Exhibit 99.8 to the April 8-K)

Item 9. Undertakings

  (a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the registrant, eMachines, Inc., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Irvine, state of California, on May 21, 2001.

                                          eMachines, Inc.

                                              /s/ Wayne R. Inouye
                                          By: _________________________________
                                              Wayne R. Inouye
                                              Chief Executive Officer

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Wayne R. Inouye and John Muskovich, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him or her and in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-8, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact, or his substitute or substitutes, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done to effectuate the foregoing, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute of substitutes, may do or cause to done by virtue hereof.

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated below on May 21, 2001:

             Signature                                 Title
             ---------                                 -----


        /s/ Wayne R. Inouye         Director, President and Chief Executive
 _________________________________   Officer (principal executive officer)
          Wayne R. Inouye

        /s/ John Muskovich          Executive Vice President and Chief
 _________________________________   Financial Officer (principal financial and
          John Muskovich             accounting officer)

         /s/ Lap Shun Hui           Director
 _________________________________
           Lap Shun Hui

         /s/ Michael Hong           Director
 _________________________________
           Michael Hong

           /s/ Jung Koh             Director
 _________________________________
             Jung Koh

        /s/ Hong Soon Lee           Director
 _________________________________
           Hong Soon Lee

        /s/ Nathan Morton           Director
 _________________________________
           Nathan Morton

      /s/ Yasuhiro Tsubota          Director
 _________________________________
         Yasuhiro Tsubota

                               INDEX TO EXHIBITS

 Exhibit
 Number                          Description of Document
 -------                         -----------------------
  5.1    Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation,
         with respect to the legality of the original issuance securities being registered

 23.1    Consent of Deloitte & Touche LLP (Independent Auditors)

 23.2    Consent of Counsel (contained in Exhibit 5.1)

 24.1    Power of Attorney (see signature page)

 99.1    1998 Amended and Restated Stock Plan and form of agreements thereunder
         (incorporated by reference to Exhibit 10.7 to the registrant's registration statement on Form S-1 (file no. 333-86219) effective
         March 23, 2000 (the "S-1 Registration Statement"))

 99.2    2000 Employee Stock Purchase Plan (incorporated by reference to
         Exhibit 10.25 to the S-1 Registration Statement)

 99.3    Option to purchase 4,000,000 shares of Common Stock dated March 14,
         2001 to Wayne R. Inouye (incorporated by reference to Exhibit 99.4 to the registrant's current report on Form 8-K filed April 27, 2001 (the
         "April 8-K"))

 99.4    Option to purchase 1,000,000 shares of Common Stock dated March 14,
         2001 to Wayne R. Inouye (incorporated by reference to Exhibit 99.5 to the April 8-K)

 99.5    Option to purchase 2,000,000 shares of Common Stock dated April 17,
         2001 to Brian Firestone (incorporated by reference to Exhibit 99.8 to the April 8-K)